UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
(Amendment No. 1)

(Rule 14d-101)

Solicitation/Recommendation Statement
Under Section 14(d)(4) of the Securities Exchange Act of 1934

LANDSEA HOMES CORPORATION
(Name of Subject Company)

LANDSEA HOMES CORPORATION
 (Name of Person Filing Statement)

Common Stock, par value $0.0001 per share
Warrants exercisable for Common Stock
(Title of Class of Securities)

51509P103
(CUSIP Number of Class of Securities)

John Ho
Chief Executive Officer
Landsea Homes Corporation
1717 McKinney Avenue, Suite 1000
Dallas, Texas
(949) 345-8080
(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Charles K. Ruck
Michael A. Treska
Darren J. Guttenberg
Latham & Watkins LLP
650 Town Center Dr., 20th Floor
Costa Mesa, CA 92626
(714) 755-1235

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 1 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended or supplemented from time to time, this “Schedule 14D-9”) filed by Landsea Homes Corporation, a Delaware corporation (“Landsea” or the “Company”), with the United States Securities and Exchange Commission (the “SEC”) on May 23, 2025, relating to the tender offer (the “Offer”) by Lido Merger Sub, Inc., a Delaware corporation (“Merger Sub”) and a wholly owned, direct subsidiary of Lido Holdco, Inc., a Delaware corporation (“Parent”), to purchase all of the outstanding shares of common stock, par value $0.0001 per share, of the Company (the “Shares”), at a purchase price per Share of $11.30, in cash, net to the holder thereof, without interest thereon and less any applicable tax withholding, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 23, 2025 (as amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, constitute the “Offer”). The Offer is described in a Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, the “Schedule TO”) filed by Parent and Merger Sub with the SEC on May 23, 2025. The Offer to Purchase and Letter of Transmittal are filed as Exhibits (a)(1)(A) and (a)(1)(B), respectively, to the Schedule 14D-9 and are incorporated herein by reference.

Except to the extent specifically provided in this Amendment, the information set forth in this Schedule 14D-9 remains unchanged. Capitalized terms used, but not otherwise defined, in this Amendment shall have the meanings ascribed to them in this Schedule 14D-9. This Amendment is being filed to reflect certain updates as reflected below.

Item 8.	Additional Information.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding the following paragraphs as a new subsection following the heading entitled “Item 8. Additional Information—Annual and Quarterly Reports” on page 42:

“Expiration of the Offer

The Offer and withdrawal rights expired as scheduled at 12:00 a.m., New York City time, on June 24, 2025 (one minute after 11:59 p.m., New York City time, on June 23, 2025). The Depositary and Paying Agent has indicated that, as of the Expiration Time, a total of 28,239,278 Shares were validly tendered and not withdrawn pursuant to the Offer, representing approximately 77.35% of the issued and outstanding Shares as of the Offer Expiration Time.

The number of Shares validly tendered and not withdrawn pursuant to the Offer satisfies the Minimum Condition. All conditions to the Offer having been satisfied or waived, Merger Sub intends to irrevocably accept for payment all such Shares validly tendered into and not withdrawn from the Offer and promptly pay for all such Shares on June 25, 2025, in accordance with the Offer.

As a result of its acceptance of the Shares tendered in the Offer, Merger Sub will acquire a sufficient number of Shares to complete the Merger without a vote of the stockholders of the Company pursuant to Section 251(h) of the DGCL. Accordingly, Merger Sub has indicated to the Company that it expects to, on June 25, 2025, effect the Merger under Section 251(h) of the DGCL, pursuant to which Merger Sub will merge with and into the Company, with the Company surviving as a wholly owned subsidiary of Parent. At the Effective Time, each Share issued and outstanding immediately prior to the Effective Time (other than Shares owned directly by the Company (or any wholly owned subsidiary of the Company), Parent, Merger Sub or any of their respective affiliates, in each case immediately before the Effective Time, and Shares owned by any stockholders who have properly demanded their appraisal rights in accordance with Section 262 of the DGCL), will be cancelled and automatically converted into the right to receive the Offer Price. Following the Merger, all Shares will be delisted from The Nasdaq Capital Market and deregistered under the Exchange Act.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Landsea Homes Corporation

	By:	/s/ John Ho
Name: John Ho
Title: Chief Executive Officer

Dated: June 24, 2025